SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 12)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    July 16, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:  22051J100000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 12 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     On July 16, 1998, the Chancery Court ordered Cortech to hold its Annual Meeting on September 4, 1998, pursuant to a Stipulation entered into by Asset Value and Cortech. The record date was set for July 10, 1998. The Stipulation settled the Court action filed by Asset Value to force Cortech to call the 1998 Annual Meeting. A copy of the Stipulated Order is annexed as Exhibit J.

     On July 17, 1998, Asset Value sent a letter to Bert Fingerhut demanding among other things, a complete record list of stockholders of Cortech for use in connection with the solicitation of proxies at the Annual Meeting ordered by the Court. A copy of this letter is annexed as Exhibit K.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit J - Stipulated Order dated July 16, 1998.

     Exhibit K - Letter dated July 17, 1998 to Bert Fingerhut.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                    EXHIBIT J

                      Stipulated Order dated July 16, 1998



                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ASSET VALUE FUND, L.P.,                         )
a Delaware limited partnership,                 )
                                                )
                 Plaintiff,                     )                 C.A. No. 16497
                                                )
                                                )
                                                )
                  v.                            )
                                                )
CORTECH, INC., a Delaware corporation,          )
                                                )
                 Defendant.


                                STIPULATED ORDER
                                ----------------


     Pursuant to Court of Chancery Rule 41(a)(2) the parties to the captioned action hereby agree and stipulate, subject to the approval of the Court, as follows:

         1. The annual meeting of the Company (the "Annual Meeting") shall be held beginning 9:00 a.m. local time at the Renaissance Hotel, 3801 Quebec Street, Denver, Colorado 80207 on September 4, 1998.

         2. The record date for the Annual Meeting shall be July 10, 1998.

         3. Without affecting the Court's jurisdiction to enforce the terms of this Stipulated Order, this action is hereby dismissed without prejudice, each party to bear its own costs.


                                                 APPROVED AS TO FORM:


                                                 /s/ Gregory V. Varallo
                                                 -------------------------------
                                                 Gregory V. Varallo
                                                 Richards, Layton & Finger
                                                 One Rodney Square
                                                 P.O. Box 551
                                                 Wilmington, Delaware 19899
                                                 (302) 658-6541
                                                    Attorneys for Plaintiffs

                                                 /s/ William M. Lafferty
                                                 -----------------------------
                                                 Martin P. Tully
                                                 William M. Lafferty
                                                 Morris, Nichols, Arsht, Tunnell
                                                 1201 N. Market Street
                                                 P.O. Box 1347
                                                 Wilmington, Delaware 19899
                                                 (302) 658-9200
                                                    Attorneys for Defendant


SO ORDERED this 16th day of July, 1998.
                ----


/s/ William B. Chandler, III
-------------------------------
Chancellor

                                   EXHIBIT K

                            Letter to Bert Fingerhut



                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                 376 Main Street
                                   P.O. BOX 74
                          Bedminster, New Jersey 07921
                                 (908) 234-0300
                               (908) 234-9355 Fax



                                             July 17, 1998

Via Fax and Federal Express
(303) 650-4640

Mr. Bert Fingerhut,
Chairman
Cortech, Inc.
6850 N. Broadway
Suite G
Denver, Colorado 80221

               Re:  Demand for Stockholder List

Dear Mr. Fingerhut:

     Pursuant to Section 220 of the Delaware General Corporation Law, Asset Value Fund Limited Partnership, 376 Main Street, Bedminster, New Jersey 07921 ("Stockholder"), as a holder of record of common stock of Cortech, Inc. ("Cortech"), hereby demands the right, during the usual hours of business to inspect the following records and documents of Cortech and to make copies or extracts therefrom:

     1. A complete record or list of stockholders of Cortech (the "List"), certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder as of July 10, 1998, as well as all transfer sheets showing all transfers of stock from the date of the List to September 4, 1998 ("Transfer Sheets").

     2. A magnetic computer tape list of the holders of Cortech stock as of the Record Date, showing the name, address and number of shares held by each stockholder, such computer processing data as is necessary to make use of such magnetic tape, a printout of such magnetic computer tape for verification purposes and applicable Transfer Sheets as they become available.

Mr. Bert Fingerhut,
Chairman
Cortech, Inc.
July 17, 1998
Page 2


     3. All  information  in  Cortech's  possession  or  control  or  which  can reasonably be obtained from nominees of any central certificate depository system as of the Record Date concerning the number and identity of the actual beneficial owners of Cortech stock, including a breakdown of any holdings in the name of Cede & Co., all bank nominees, all broker nominees, clearing institutions and other similar nominees or institutions, and a list or lists containing the name, address and number of shares attributable to any participant in any Cortech employee stock ownership or comparable plan in which the voting of such stock is controlled, directly or indirectly, individually or collectively, by the participants in the plan.

     4. All lists and other data in the possession or control of Cortech or reasonably obtainable or available pursuant to the Securities and Exchange Commission Rule 14b-1(c)of the names, addresses and number of shares of Cortech stock held by beneficial owners (the "non-objecting beneficial owners" or "NOBO" list), including, without limitation, the NOBO list recently obtained by Cortech from ADP.

     5. A "stop transfer" list relating to the shares of Cortech's stock and all additions, changes or corrections made thereto up to the date of inspection hereunder.

     6. A list of all holders of shares of Cortech's stock arranged in descending order as of the record date, July 10, 1998.

     Stockholder   will  bear  the  reasonable  costs  incurred  by  Cortech  in connection with the production of the requested information.

     The purpose of this demand is to permit the undersigned to communicate with other stockholders of Cortech on matters relating to their interests as stockholders, including, among other things, Asset Value's opposition to the classified board structure of the Company and Asset Value's proposed slate of nominees to the board for election at the upcoming annual meeting of the Company, which has been ordered to be held by the Delaware Court of Chancery.

     Please advise Gregory V. Varallo of Richards Layton & Finger, One Rodney Square, P.O. Box 551, Wilmington, Delaware 19899, (302) 658-6541, where and when the requested information will be available to the designated agents of the undersigned. If within five business days after the date hereof Cortech has not responded to this demand in a manner satisfactory to the undersigned and its agents, the undersigned or its agents will conclude that this demand has been refused and other proper steps will be taken to exercise the right to conduct the requested inspection.

Mr. Bert Fingerhut,
Chairman
Cortech, Inc.
July 17, 1998
Page 3


     The undersigned hereby designates and authorizes Gregory V. Varallo and any other director or employee of the firm Richards Layton & Finger P.A. any other persons to be designated by him, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

     Please acknowledge receipt of this letter by signing the enclosed copy of this letter in the place indicated below and returning it to the undersigned.


                                Very truly yours,

                                ASSET VALUE FUND LIMITED PARTNERSHIP
                                By:      Asset Value Management, Inc.
                                         General Partner



                                By:  /s/ John W. Galuchie, Jr.
                                     -------------------------------------------
                                     John W. Galuchie, Jr.
                                     Treasurer and Secretary



Receipt is hereby acknowledged
this ______ day of July 1998

By: _________________________






cc:      David R. Snyder
         Pillsbury Madison & Sutro LLP
         101 West Broadway
         Suite 1800
         San Diego, CA 92101-8219

STATE OF NEW JERSEY  )
                                       ) ss.:
COUNTY OF SOMERSET  )


         JOHN W. GALUCHIE, JR., being duly sworn, deposes and says:

         I am the Treasurer and Secretary of Asset Value Management, Inc., the General Partner of Asset Value Fund Limited Partnership and am duly authorized to make the foregoing demand for the stockholder list and other material set forth above. I hereby state under oath that the information set forth in the demand is true to the best of my knowledge and that the purpose set forth in demanding the stockholder list and other material is true and reasonably related to the interest of Asset Value Fund Limited Partnership as a shareholder of Cortech, Inc.



/s/ John W. Galuchie, Jr.
----------------------------------------
         John W. Galuchie, Jr.



Sworn to before me this
17th day of July 1998
----


/s/ Kendall L. Becher
---------------------------

Notary Public of New Jersey

     Kendall L. Becher
     Notary Public of New Jersey
     My Commission Expires Oct. 12, 1999